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December 18, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris and Dietrich King

Re:	Mountain Crest Acquisition Corp Proxy Statement on Schedule 14A Filed November 9, 2020 File No. 001-39312

Dear Messrs. Morris and King:

On behalf of our client, Mountain Crest Acquisition Corp, a Delaware corporation (the “Company”), we respond to the comments of the staff of the Division of Corporation of the Commission (the “Staff”) with respect to the above-referenced Proxy Statement on Schedule 14A filed on November 9, 2020 (the “Proxy Statement”) contained in the Staff’s letter dated December 4, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its amendment to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement.

Proposal No. 1 — The Business Combination Proposal
The Merger Agreement, page 74

United States Securities and Exchange Commission December 18, 2020 Page 2

1.	We note your cautionary statement concerning the representations and warranties in the Merger Agreement. Please note that disclosure regarding an agreement’s representations or covenants in a proxy statement constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this cautionary statement in your proxy statement, please revise it to remove any implication that the Merger Agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the Merger Agreement and will update such disclosure as required by federal securities laws.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 74 of the Amended Proxy Statement.

Background of the Business Combination, page 83

2.	In the sixth paragraph from the bottom of page 84, you state that you entered non- disclosure agreements and conducted due diligence on two targets but did not proceed due to discrepancies in valuation expectations and commercial terms. Please revise to describe these discrepancies in greater detail. In particular, with respect to the first company please describe why you initially deemed the proposed deal to be attractive and describe the criteria you subsequently applied to determine that the company was too small and would therefore hinder public-market receptiveness; and with respect to the second company, expand your discussion to explain why you questioned the company’s projected revenues and EBITDA figures. In addition, please address what parties or advisors were involved in these early negotiations, including those involved in preparing valuations.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 84 of the Amended Proxy Statement.

3.	Please expand the disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the merger agreement with Playboy and the other agreements related to the business combination. For example, please specify which of the parties recommended the initial consideration and explain how the amount was determined. In addition, provide a summary of the financial, business, and legal due diligence questions that arose during your diligence meetings. Please see Item 14(b)(7) of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 84-85 of the Amended Proxy Statement.

United States Securities and Exchange Commission December 18, 2020 Page 3

4.	Refer to the third full paragraph on page 85 where you disclose that you “agreed to most of what was previously discussed.” Please revise to clarify which terms were agreed to by the parties, and which remained subject to further negotiations. To the extent that items remained open, explain how the parties positions’ differed and how any disputes were settled. Make similar revisions throughout this section to describe the substance of meeting and calls, including the terms that were discussions and how issues were resolved. In this regard, it is insufficient to merely state that drafts were exchanged reflecting the parties’ negotiations, or that terms were refined, or to list (without further discussion) key items or topics that were raised. Your revised disclosure should ensure that investors are able to understand how the terms of the deal evolved during negotiations and why. To the extent that certain terms were deemed not subject to negotiation, please disclose this fact.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 85-86 of the Amended Proxy Statement.

5.	Please revise your disclosure in this section to include a description of the negotiations related to the PIPE financing, including how you arrived at the structure and timing of the private placement. In this regard, it is unclear why the PIPE financing was proposed, by whom, and the process by which you agreed on the material terms of the financing. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 85 of the Amended Proxy Statement.

6.	We note your reference in the second-to-last bullet on page 86 to extensive meetings with Playboy’s management regarding operations and projections. Please revise your disclosure to include additional details about the role of the financial advisors in negotiating this transaction, including a description of any reports, financial reports or projections, or other materials that may have received or prepared in connection with the board’s evaluation of proposed deal.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 87 of the Amended Proxy Statement.

MCAC’s Board’s Reasons for the Approval of the Business Combination, page 86

7.	Refer to your discussion in the bullet entitled “Attractive Valuation.” Please disclose all of the comparables that you relied upon for your conclusion that the current valuation is favorable. In this regard, we note that you identify several companies but “several others” are unnamed. Additionally, revise to disclose the data underlying the multiples described and show how that information resulted in the values disclosed. Given the various product categories covered by Playboy, please also expand to discuss how you weighted the consideration given to each category of multiples (e.g., Style & Apparel, Gaming & Lifestyle, etc.).

United States Securities and Exchange Commission December 18, 2020 Page 4

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 88-89 of the Amended Proxy Statement.

Information about Playboy, page 133

8.	Please provide a summary description of the going private transaction which occurred in 2011 and the subsequent reorganization of Playboy. Succintly explain how these transactions affected RT-Icon Holdings’ interests in the company and affected the company’s current level of indebtedness, if applicable. In addition, please revise to discuss the steps undertaken by Playboy to transform and streamline its business model, as noted in the fifth bullet on page 87, and the associated costs and benefits of these changes.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 137-138 of the Amended Proxy Statement.

Our Strategy, page 135

9.	In the last paragraph on page 135, please clarify, if true, that you do not own the “nearly 2,500 brick and mortar stores and 1,000 ecommerce stores” in China selling your branded goods.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 136 of the Amended Proxy Statement.

Intellectual Property, page 138

10.	Please disclose the duration and effect of all intellectual property rights that are material to your business. In this regard, we note your disclosure on page 134 about the significance of your licensing arrangement to your revenue.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on pages 139-140 of the Amended Proxy Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Playboy

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA, page 154

11.	You appear to have incurred reduction in force expenses and management fees and expenses in all periods presented. Please tell us in detail how you determined each of these types of expenses are not normal, recurring, cash operating expenses. Also, revise your disclosures to discuss in greater detail the nature and purpose of each of these non- GAAP adjustments. Refer to Question 100.01 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

United States Securities and Exchange Commission December 18, 2020 Page 5

Response: The Company respectfully advises the Staff that Playboy presents Adjusted EBITDA, which is a non-GAAP financial performance measure, that excludes from Playboy’s reported GAAP results, management fees paid to its majority shareholder, as well as repositioning and severance charges. The repositioning and severance charges are not related to a specific restructuring program but result from a series of individual transformational changes that have been undertaken over the past four years in response to the transformation of Playboy’s primary business from a print and digital media entity, generating advertising and sponsorship revenues, to primarily a commerce business marketing consumer products. As part of that transformation, revenue generation has shifted away from being driven largely through third parties and toward direct-to-consumer sales.

These transformational changes include severance charges for positions eliminated in connection with Playboy’s efforts to transform and right-size its employee base. These costs and related charges over the past three years specifically resulted from the elimination of its advertising sales force, the rightsizing of its television and entertainment business, the transformation of its main web site, playboy.com, from a media-centric and content driven site to an e-commerce-centric consumer products site, the closure of Playboy magazine after the Spring 2020 issue, and the reduction and reorganization of portions of the business that directly or indirectly supported the above businesses.

The disclosure of these repositioning and related eliminated employee expenses in adjusted EBITDA help provide the Company’s investors and the finance community additional information to understand how these transformational strategies are being executed as a supplement to Playboy’s GAAP results and how Playboy’s core business is performing without consideration to costs specifically related to the transformational changes undertaken. As the Company continues to execute on its business transformation strategy, it is likely to incur similar additional expenses related to reorganization initiatives, albeit on a reduced basis, and will continue to present them as an adjustment in adjusted EBITDA. In response to the Staff’s comment, the Company has revised its disclosure to provide further explanation regarding the nature of these charges and the reasons for their exclusion from reported GAAP results in adjusted EBITDA. Please see pages 155-157 of the Amended Proxy Statement.

Playboy’s management fees are charges incurred for payments made to its private equity, majority shareholder. These fees are not related to activities required to operate the business and accordingly, are excluded from Playboy’s reported GAAP results in arriving at adjusted EBITDA. These fees will be discontinued and non-recurring once Playboy becomes a public entity as a result of its merger with MCAC.

Security Ownership of Certain Beneficial Owners, page 173

United States Securities and Exchange Commission December 18, 2020 Page 6

12.	Please revise to disclose the natural person or persons having voting and dispositive power over the securities beneficially owned by each entity.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 177 of the Amended Proxy Statement.

Exclusive Forum, page 187

13.	We note that your forum selection provision provides that the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise to disclose any risks or other impacts on investors, including that shareholders may be unable to bring suit in the forum they deem most favorable.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 189 of the Amended Proxy Statement.

Playboy Enterprises, Inc. Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive (Loss) Income, page F-3

14.	For each period included in this filing, please present revenues from products, services and other in a separate line items. Similarly revise your cost of sales presentation. Refer to Rules 5-03.1 and .2 of Regulation S-X.

Response: The Company respectfully advises the Staff that in evaluating the presentation of Playboy’s consolidated statement of operations and applying the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X, Playboy believes that all of its offerings are of a product nature. Playboy’s product offerings consist of (i) the licensing of its trademarks to third parties engaged in the sale of consumer products, online gaming or location-based entertainment; (ii) online sales of consumer products in the form of apparel and accessories; (iii) magazine and digital subscriptions to Playboy’s online content platforms, PlayboyPlus and Playboy.TV; and (iv) the licensing of programming content to cable and satellite television operators. Playboy does not offer any implementation or support services for these product offerings. As a result, Playboy has historically presented revenue generated from these product offerings under one caption, “Net revenues.” There has been limited guidance provided on how to apply Rule 5-03 as it relates to intangible product sales such as licenses of trademarks and content programming, resulting in diversity in practice.

United States Securities and Exchange Commission December 18, 2020 Page 7

In accordance with ASC 606-10-50-1, which Playboy adopted on January 1, 2019, Playboy provided footnote disclosures about the nature of its revenue and timing of its revenue recognition. Additionally, Playboy provided disaggregated revenue category disclosures primarily focused on the nature its product offerings and how these product offerings are distributed. The Company believes that the disaggregated revenue disclosure provides the most relevant and useful information to its investors and other financial statement users with respect to the underlying sales of Playboy’s products and is more aligned with the way that Playboy reviews its business for internal purposes. Playboy assesses performance using Adjusted EBITDA as a performance measure rather than being focused on margins. Accordingly, Playboy does not believe that breaking out revenue on the face of its consolidated statement of operations would not provide additional useful information to its investors.

The Company will continue to monitor the composition of Playboy’s revenue to assess whether additional “subcaptions” described in Rule 5-03(b)(1) and (2) of Regulation S-X should be presented on the face of Playboy’s consolidated statement of operations.

In consideration of the Staff’s comment and to further clarify the fact that the Company does not perform any services, the Company has revised its disclosures in the Amended Proxy Statement to remove any reference to services when describing Playboy’s business and has renamed its “Digital Subscriptions and Services” segment to “Digital Subscriptions and Content.”

15.	Please tell us in detail your GAAP basis for excluding the amounts presented in the loss on disposals of assets line item from operating (loss) income. Alternatively, revise your financial statements accordingly. Refer to ASC 360-10-45-4 through 45-5.

Response: The Company acknowledges the Staff’s comment and has revised the consolidated statement of operations to include the loss on disposals of assets line item within selling and administrative expenses in operating (loss) income as the loss primarily relates to assets in our corporate office.

Notes to Consolidated Financial Statements, page F-7

16.	In the footnotes to your financial statements and in the management’s discussion and analysis section, please disclose the information referenced in ASC 420-10-50-1 and SAB Topic 5.P.4 regarding your restructuring activities (e.g., reduction in force expenses).

Response: The Company respectfully advises the Staff that the severance charges incurred were not part of a specific exit or disposal activity requiring disclosure under ASC 420 but rather from the transformation of the business over time. As described in the Company’s response to the Staff’s comment 11 above, Playboy’s workforce has fluctuated due to the transformational changes undertaken over the past few years as the business has shifted from a print and digital media business to primarily a commerce business. The Company reduced headcount accordingly as it was evaluating alternative directions in executing its transformation strategy. Therefore, the Company does not believe additional disclosure is required in relation to these severance charges.

United States Securities and Exchange Commission December 18, 2020 Page 8

Note 17. Income Taxes, page F-31

17.	Please disclose in greater detail the nature and circumstances surrounding the following reconciling items in the reconciliation of the effective income tax rate to the federal rate for each period presented: prior year deferred tax assets true up, foreign taxes and credits and foreign tax credit true up.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-31.

Please do not hesitate to contact Tahra Wright at (212) 407-4122 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Suying Liu